UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
—————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 15, 2009	By /s/ Luo Zhuping
Name: Luo Zhuping Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

PROPOSED RESIGNATION OF DIRECTOR
AND
PROPOSED APPOINTMENT OF DIRECTOR

The Board announces that Mr. Peter Lok will resign as an independent non-executive director of the Company, and Mr. Sandy Ke-Yaw Liu will be appointed as an independent non-executive director of the Company, each subject to the approval of the respective resolution at the AGM.

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) hereby announces that, Mr. Peter Lok will resign as an independent non-executive director of the Company due to personal reasons.  The resignation is subject to the approval of the respective resolution at the 2008 annual general meeting of the Company (“AGM”).

Mr. Peter Lok confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its sincere gratitude to Mr. Peter Lok for his loyalty and diligence during his tenure of office.

The Board further announces that, Mr. Sandy Ke-Yaw Liu劉克涯先生 (“Mr. Liu”) will be appointed as an independent non-executive director of the Company, subject to the approval of the respective resolution at the AGM.

The biographical details of Mr. Liu are as follows:

Biographical details of Mr. Liu

Mr. Liu, aged 61, joined the civil aviation industry in Taiwan since 1969.  He has served in China Airlines （台灣中華航空公司） as Airport Manager in Honolulu Airport, Marketing Director for the Americas, General Manager for Hawaii District, Regional Director for Europe, Director of Corporate Planning and Director of Marketing Planning respectively in its Corporate Office Taiwan.  He also served as Vice President for Market and Sales in 1993 and Executive Vice President for Commercial since 1996, and was promoted to President in 1998. Additionally, Mr. Liu had served as Board Director in Taiwan Mandarin Airlines（台灣華信航空）, Taiwan Far Eastern Air Transport （台灣遠東航空）, Taiwan China Pacific Catering Service （台灣華膳空廚）, Taiwan Taoyuan International Airport Service Company （台灣桃園航勤服務公司）and the Chairman of the Board of Taiwan Air Cargo Terminal （台灣華儲物流公司）.  In 2001, he moved to Hong Kong to join Expeditors International of Washington, Inc. a global logistics company as the Chief Operating Officer for Asia Region. Mr. Liu graduated from Taipei’s Shih-Shin University （台灣世新大學）and attended advanced study program in Stanford University in the United States in 1990 and 1993 respectively.

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As far as the Board is aware and save as disclosed in the above, Mr. Liu has not held any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or other major appointments and professional qualifications preceding the date of this announcement, nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Liu has not, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Subject to shareholders’ approval of his appointment at the AGM, Mr. Liu will enter into a service contract with the Company for a term that is the same as the fifth session of the Board. The remuneration of Mr. Liu will be determined by the remuneration committee of the Board according to his responsibilities with the Company and prevailing market conditions.

Pursuant to the articles of association of the Company, Mr. Liu will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting.

Save as disclosed in this announcement, the Board is not aware of any matters in relation to the appointment of Mr. Liu which are required to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that need to be brought to the attention of the shareholders of the Company.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
15 April 2009

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